Exhibit (a)(10)


                                                                   July 20, 1999

Dear Shareholder:

     I am pleased to report that since I last wrote to you on July 6, there have been a number of important developments in your company's ongoing program to build value for our shareholders. These developments include Columbia's announcement of its financial results for the 1999 second quarter and the decision by your Board of Directors to increase by $400 million the authorization for our ongoing open market share repurchase program.

     WE BELIEVE THESE DEVELOPMENTS HELP DEMONSTRATE WHY YOUR BOARD AND MANAGEMENT BELIEVE SO STRONGLY THAT THE VARIOUS UNSOLICITED TAKEOVER PROPOSALS WE HAVE RECEIVED FROM NISOURCE INC. HAVE BEEN FOR THE WRONG PRICE, AT THE WRONG TIME AND WITH THE WRONG COMPANY. Your Board has determined that the current $68 per share cash tender offer by CEG Acquisition Corp. -- a wholly owned subisidary of NiSource Inc. that has no affiliation with our company -- is inadequate and not in the best interests of Columbia or its shareholders. Accordingly, we strongly recommend that you reject NiSource's hostile takeover attempt and not tender your shares.

SECOND QUARTER REPORT

     For the second quarter, Columbia Energy Group reported net income of $26.1 million, or 32 cents per share. This represents an increase of 18.5 percent over the 27 cents per share we reported in the same quarter a year ago. It also marks the fourth consecutive quarter where net income increased over the same period in the prior year. Nine of the past 11 quarters have shown similar improvements. Second quarter 1999 revenues totaled $1.7 billion, an increase of $373.4 million over the 1998 period.

     We are proud of the significant strides Columbia is making toward meeting our ongoing strategic goals, particularly in the non-regulated side of our business. In the second quarter, our progress included a potentially significant discovery in our exploration and production operations; the successful completion of two acquisitions and announcement of a third by Columbia Propane that will substantially increase its service area and nearly triple the number of customers it serves; and the start of construction on our new fiber network for telecommunications along the Washington-to-New York pipeline right-of-way.

     Another important development in the second quarter was the appointment of Brian Watt as president and CEO of Columbia Energy Services, our marketing operations. Brian is continuing a thorough strategic assessment of all facets of these businesses, which are showing improvement but still are producing unsatisfactory results. He has an excellent knowledge of these businesses and I am confident he will provide the necessary direction on an immediate basis.

SHARE REPURCHASE PROGRAM

     On July 14, the Board of Directors authorized a $400 million increase in Columbia's open market share repurchase program, bringing the total current amount available under the program to $420 million. The Board authorized the repurchases to take place through July 14, 2000. The company previously repurchased $80 million of its common shares under a $100 million buyback program authorized by the Board in February 1999.

     THE BOARD HAS TAKEN THIS ACTION BECAUSE IT BELIEVES COLUMBIA'S TRUE VALUE IS NOT FULLY REFLECTED IN ITS CURRENT STOCK PRICE, WHICH WAS IMPACTED IN 1999 BY MUCH WARMER THAN USUAL WEATHER AND BY SIGNIFICANT INVESTMENTS AND COSTS IN THE MARKETING SEGMENT, AND DOES NOT REFLECT COLUMBIA'S LONG-TERM BUSINESS PROSPECTS. THE REPURCHASE PROGRAM DEMONSTRATES OUR CLEAR COMMITMENT TO ENHANCE SHAREHOLDER VALUE IN THE NEAR- AND LONG-TERM AS WE CONTINUE TO IMPLEMENT OUR STRATEGIC INITIATIVES TO TAKE ADVANTAGE OF OPPORTUNITIES IN A RAPIDLY EVOLVING ENERGY INDUSTRY.

     Your Board considers Columbia's stock a good long-term investment. For shareholders interested in cash, the increase in the authorized amount of share repurchases provides additional liquidity and some immediate value. And it will enable shareholders with a long-term horizon to increase their proportionate interest in Columbia's equity and therefore in the company's earnings and assets.

A PROMISING OUTLOOK

     We have worked hard over the past four years to build a Columbia that promotes change and competition, and is well positioned to deliver outstanding results for our shareholders, customers and employees in an energy industry that is being transformed by deregulation. We have expanded and enhanced Columbia's unique and valuable network of assets and businesses. We have built a talented and effective management team. And we have developed a sound, forward-looking strategy for both the regulated and non-regulated sides of our business.

     We are pleased with our progress in the second quarter and, as the increase in the share repurchase program demonstrates, we are well on our way to delivering enhanced shareholder value in both the near- and long-term. We are on track to produce a 15 percent increase in operating income in 1999 and achieve our goal of average annual earnings per share increases of 10 to 12 percent by the end of 2001.

AN INADEQUATE TENDER OFFER

     As you know, on June 25, 1999, CEG Acquisition Corp., a wholly owned subsidiary of NiSource Inc., began an unsolicited tender offer for all of the outstanding shares of common stock of Columbia Energy Group for $68 per share in cash. This tender offer is scheduled to terminate on August 6, 1999. PLEASE NOTE THAT CEG ACQUISITION CORP. HAS NO RELATIONSHIP WITH COLUMBIA ENERGY GROUP WHATSOEVER AND EXISTS SOLELY TO TRY TO ACHIEVE A HOSTILE TAKEOVER OF YOUR COMPANY.

     Your Board's determination that the NiSource tender offer is inadequate from a financial point of view is based, in part, on opinions from our financial advisors, Morgan Stanley Dean Witter and Salomon Smith Barney. This view has been echoed by many of the equity analysts covering our industry. Several of these analysts have updated their earnings estimates and stock price projections for Columbia Energy Group in recent weeks, indicating that they believe the company's true value is significantly higher than its recent stock price or the unsolicited $68 per share offer from NiSource.

     In addition to the inadequacy of the NiSource proposal, it is important to understand that NiSource has imposed significant conditions on its offer, including numerous state and federal regulatory approvals that must be obtained before the tender offer could be consummated. WE BELIEVE THERE IS SUBSTANTIAL RISK THAT REGULATORS WILL NOT APPROVE THE PROPOSED TRANSACTION. WE BELIEVE THESE REGULATORS WILL BE CONCERNED ABOUT NISOURCE'S NEED TO BORROW $5.7 BILLION TO COMPLETE THE TRANSACTION, WHICH WOULD RESULT IN A HIGHLY LEVERAGED DEBT-TO-CAPITAL RATIO OF 84 PERCENT UPON CONSUMMATION, AND BY NISOURCE'S STATED PLANS TO REDUCE THAT DEBT BY ATTEMPTING TO RAISE $2.6 BILLION IN NEW EQUITY.

     BECAUSE OF THESE AND OTHER REGULATORY HURDLES, IT IS HIGHLY UNLIKELY THAT SHAREHOLDERS WHO TENDER THEIR SHARES WOULD RECEIVE ANY PAYMENT FROM NISOURCE IN LESS THAN 18 MONTHS, IF AT ALL.

     WE BELIEVE COLUMBIA'S VALUE RIGHTFULLY BELONGS TO YOU AND YOUR FELLOW SHAREHOLDERS. DO NOT LET NISOURCE TAKE THAT VALUE FOR ITS SHAREHOLDERS.

     We encourage you to read carefully Columbia's Schedule 14D-9, which was mailed to you previously. We urge you to reject NiSource's unsolicited and inadequate offer. DO NOT TENDER YOUR SHARES TO NISOURCE. If you have already tendered your shares, you can withdraw your tender at any time before they are accepted for payment.

     Your Board of Directors and management will continue to act in the best interests of the company and all its shareholders.

                                        On Behalf of the Board of Directors

                                        Sincerely,


                                        /s/ OLIVER G. RICHARD III



                                        OLIVER G. RICHARD III
                                        Chairman, President and
                                           Chief Executive Officer

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              If you have any questions or would like another copy
                     of the company's 14D-9 please contact:


                                   MACKENZIE
                                 PARTNERS, INC.

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

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